INDEPENDENT ACCOUNTANTS' CONSENT


The Board of Directors
Lingo Media Inc.

We consent to use of our report included herein dated May 3, 2002 relating to the consolidated balance sheets of Lingo Media Inc. as at December 31, 2001 and 2000, and the related consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001.

Our report dated May 3, 2002, contains additional comments for U.S. readers on Canada - U.S. reporting difference that states that conditions and events exist that cast doubt on the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.



/s/ KPMG LLP
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KPMG LLP
Toronto, Canada
February 19, 2003

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